SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2024

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 QUARTERLY REPORT

Quarter Ended June 30, 2024

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.83.33, as published by Federal Reserve Board of Governors on June 28, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, to be required to modify our business practices and compliance programs and/or to have a compliance monitor imposed on us, or to suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2024 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2024 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

EXHIBIT 99.1: REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2024		June 30, 2024		March 31, 2024
			Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	59	Rs.	4,913	Rs.	7,107
Other investments	5		1,077		89,713		74,363
Trade and other receivables	6		973		81,088		80,298
Inventories	7		823		68,568		63,552
Derivative financial instruments			5		423		169
Other current assets			294		24,483		22,560
Total current assets		U.S.$	3,230	Rs.	269,188	Rs.	248,049
Non-current assets
Property, plant and equipment	8	U.S.$	964	Rs.	80,343	Rs.	76,886
Goodwill	9		51		4,243		4,253
Other intangible assets	10		446		37,131		36,951
Investment in equity accounted investees			51		4,236		4,196
Other investments	5		12		973		1,059
Deferred tax assets			179		14,902		10,774
Tax assets			31		2,622		3,718
Other non-current assets			20		1,659		1,632
Total non-current assets		U.S.$	1,753	Rs.	146,109	Rs.	139,469
Total assets		U.S.$	4,984	Rs.	415,297	Rs.	387,518
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	409	Rs.	34,109	Rs.	30,919
Short-term borrowings	11		278		23,165		12,723
Long-term borrowings, current portion	11		15		1,281		1,307
Provisions			66		5,471		5,383
Tax liabilities			58		4,858		2,342
Derivative financial instruments			4		332		468
Other current liabilities			438		36,457		42,897
Total current liabilities		U.S.$	1,268	Rs.	105,673	Rs.	96,039
Non-current liabilities
Long-term borrowings	11	U.S.$	75	Rs.	6,229	Rs.	5,990
Deferred tax liabilities			57		4,785		909
Provisions			1		61		61
Other non-current liabilities			47		3,922		3,969
Total non-current liabilities		U.S.$	180	Rs.	14,997	Rs.	10,929
Total liabilities		U.S.$	1,448	Rs.	120,670	Rs.	106,968
Equity
Share capital	12	U.S.$	10	Rs.	834	Rs.	834
Treasury shares	12		(12)		(972)		(991)
Share premium			130		10,824		10,765
Share-based payment reserve			19		1,550		1,508
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			7		566		653
Retained earnings			3,351		279,264		265,257
Other components of equity			29		2,388		2,351
Total equity		U.S.$	3,536	Rs.	294,627	Rs.	280,550
Total liabilities and equity		U.S.$	4,984	Rs.	415,297	Rs.	387,518

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

 DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2024		2024		2023
			Convenience translation (See Note 2(d))
Revenues	13	U.S.$	921	Rs.	76,727	Rs.	67,384
Cost of revenues			365		30,383		27,831
Gross profit			556		46,344		39,553
Selling, general and administrative expenses			272		22,691		17,702
Research and development expenses			74		6,193		4,984
Impairment of non-current assets			1		5		11
Other income, net	14		(6)		(470)		(780)
Total operating expenses			341		28,419		21,917
Results from operating activities (A)			215		17,925		17,636
Finance income			17		1,435		1,155
Finance expense			(7)		(598)		(371)
Finance income, net (B)	15		10		837		784
Share of profit of equity accounted investees, net of tax (C)			1		59		43
Profit before tax [(A)+(B)+(C)]			226		18,821		18,463
Tax expense, net	16		59		4,901		4,438
Profit for the period		U.S.$	167	Rs.	13,920	Rs.	14,025
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1	Rs.	83.59	Rs.	84.40
Diluted earnings per share of Rs.5/- each		U.S.$	1	Rs.	83.46	Rs.	84.22

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

 DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2024		2024		2023
		Convenience translation (See Note 2(d))
Profit for the period	U.S.$	167	Rs.	13,920	Rs.	14,025
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(91)	Rs.	106
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(1)	Rs.	(91)	Rs.	106
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments	U.S.$	2	Rs.	127	Rs.	(755)
Effective portion of changes in fair value of cash flow hedges		1		7		912
Changes in fair value of financial instruments		-		-		4
Tax impact on above items		(1)		(6)		(210)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	2	Rs.	128	Rs.	(49)
Other comprehensive income for the year, net of tax	U.S.$	1	Rs.	37	Rs.	57
Total comprehensive income for the period	U.S.$	168	Rs.	13,957	Rs.	14,082

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		13,920		13,920
Net change in fair value of equity instruments		-			-		-		-		(91)		-		-		-		-		-		-		(91)
Foreign currency translation adjustments		-			-		-		-		-		127		-		-		-		-		-		127
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.6		-			-		-		-		-		-		1		-		-		-		-		1
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(91)	Rs.	127	Rs.	1	Rs.	-	Rs.	-	Rs.	-	Rs.	13,920	Rs.	13,957
Issue of equity shares on exercise of options		-	*		59		19		(59)		-		-		-		-		-		-		-		19
Share-based payment expense		-			-		-		101		-		-		-		-		-		-		-		101
Total transactions (C)	Rs.	-	*	Rs.	59	Rs.	19	Rs.	42	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	120
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(87)		-		87		-
Total Transactions (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(87)	Rs.	-	Rs.	87	Rs.	-
Balance as of June 30, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	10,824	Rs.	(972)	Rs.	1,550	Rs.	(2,543)	Rs.	5,542	Rs.	(68)	Rs.	173	Rs.	566	Rs.	(543)	Rs.	279,264	Rs.	294,627
Convenience translation (See note 2(d))	U.S.$	10		U.S.$	130	U.S.$	(12)	U.S.$	19	U.S.$	(31)	U.S.$	67	U.S.$	(1)	U.S.$	2	U.S.$	7	U.S.$	(7)	U.S.$	3,351	U.S.$	3,536

	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2023 (A)	Rs.	833		Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the period		-			-		-		-		-		-		-		-		-		-		-		14,025		14,025
Net change in fair value of equity and debt instruments		-			-		-		-		110		-		-		-		-		-		-		-		110
Foreign currency translation adjustments		-			-		-		-		-		(755)		-		-		-		-		-		-		(755)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.210		-			-		-		-		-		-		702		-		-		-		-		-		702
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	110	Rs.	(755)	Rs.	702	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	14,025	Rs.	14,082
Issue of equity shares on exercise of options		-	*		125		88		(134)		-		-		-		-		-		-		-		-		79
Share-based payment expense		-			-		-		108		-		-		-		-		-		-		-		-		108
Total transactions (C)	Rs.	-	*	Rs.	125	Rs.	88	Rs.	(26)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	187
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(22)		-		-		22		-
Transfer from debenture redemption reserve		-			-		-		-		-		-		-		-		-		(380)		-		380		-
Total transactions (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(22)	Rs.	(380)	Rs.	-	Rs.	402	Rs.	-
Balance as of June 30, 2023 [(A)+(B)+(C)+(D)]	Rs.	833		Rs.	9,813	Rs.	(1,181)	Rs.	1,626	Rs.	(2,315)	Rs.	4,978	Rs.	986	Rs.	173	Rs.	864	Rs.	-	Rs.	(537)	Rs.	230,020		245,260

 * Rounded to the nearest million.

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.

(3)	The Company had created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Sections 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. During the three months ended June 30, 2023, upon redemption of debentures the Company had transferred the balance from the Debenture Redemption Reserve to retained earnings.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2024		2024		2023
		Convenience translation (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	167	Rs.	13,920	Rs.	14,025
Adjustments for:
Tax expense, net		59		4,901		4,438
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net		(11)		(891)		(727)
Depreciation and amortization		46		3,810		3,569
Impairment of non-current assets		1		5		11
Allowance for credit losses (on trade receivables and other advances)		-		- *		37
Gain on sale or de-recognition of non-current assets, net		(1)		(17)		(8)
Share of profit of equity accounted investees		(1)		(59)		(43)
Inventories write-down		16		1,307		910
Unrealized exchange loss/(gain), net		3		237		(554)
Interest (income)/expense, net		(2)		(146)		42
Equity settled share-based payment expense		1		101		108
Changes in operating assets and liabilities:
Trade and other receivables		(9)		(786)		(4,647)
Inventories		(76)		(6,323)		(4,638)
Trade and other payables		30		2,479		2,224
Other assets and other liabilities, net		(97)		(8,511)		(1,113)
Cash generated from operations		126		10,027		13,634
Income tax paid, net		(18)		(1,531)		(2,384)
Net cash from operating activities	U.S.$	108	Rs.	8,496	Rs.	11,250
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(67)		(5,110)		(3,639)
Proceeds from sale of property, plant and equipment		2		200		19
Purchase of other intangible assets		(16)		(1,314)		(8,532)
Purchase of other investments		(740)		(61,736)		(29,609)
Proceeds from sale of other investments		567		47,266		33,164
Interest and dividend received		5		446		361
Net cash used in investing activities	U.S.$	(249)	Rs.	(20,248)	Rs.	(8,236)
Cash flows from/(used in) in financing activities:
Proceeds from issuance of equity shares (including treasury shares)		1		19		79
Proceeds from/(Repayments of) short-term borrowings, net		127		10,566		(679)
Proceeds from long-term borrowings		-		-		3,800
Repayment of long-term borrowings		-		-		(3,800)
Payment of principal portion of lease liabilities		(4)		(300)		(312)
Interest paid		(9)		(744)		(564)
Net cash from/(used in) financing activities	U.S.$	115	Rs.	9,541	Rs.	(1,476)
Net increase/(decrease) in cash and cash equivalents		(27)		(2,211)		1,538
Effect of exchange rate changes on cash and cash equivalents		1		17		(89)
Cash and cash equivalents at the beginning of the period		85		7,107		5,779
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	59	Rs.	4,913	Rs.	7,228

* Rounded to the nearest million.

** Fair value through profit and loss

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 27, 2024.

b)	Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2024 contained in the Company’s Annual Report on Form 20-F.

New Standards not yet effective as on April 1, 2024

Certain new standards and amendments to standards are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

•	present specified categories and defined subtotals in the statement of profit or loss;
•	provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and

•	improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify a financial liability is derecognized on the 'settlement date' - i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on the interim financial statements.

c)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2024 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.83.33, as published by the Federal Reserve Board of Governors on June 28, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

e)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2024.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenues and gross profits as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients(“PSAI”); and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serve its customers with incremental value added products including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:

	For the three months ended, June 30, 2024								For the three months ended, June 30, 2023
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	68,858	Rs.	7,657	Rs.	212	Rs.	76,727	Rs.	60,083	Rs.	6,709	Rs.	592	Rs.	67,384
Gross profit	Rs.	44,518	Rs.	1,768	Rs.	58	Rs.	46,344	Rs.	38,387	Rs.	1,009	Rs.	157	Rs.	39,553
Selling, general and administrative expenses								22,691								17,702
Research and development expenses								6,193								4,984
Impairment of non-current assets								5								11
Other income, net								(470)								(780
Results from operating activities							Rs.	17,925							Rs.	17,636
Finance income, net								837								784
Share of profit of equity accounted investees, net of tax								59								43
Profit before tax							Rs.	18,821							Rs.	18,463
Tax expense, net								4,901								4,438
Profit for the period							Rs.	13,920							Rs.	14,025

(1)	Revenues for the three months ended June 30, 2024 and 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,652 (as compared to Rs.2,480 for the three months ended June 30, 2023) and from the PSAI segment to the Others segment, which amount to Rs.0 (as compared to Rs.29 for the three months ended June 30, 2023).

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2024		2023
India	Rs.	13,819	Rs.	12,081
United States		38,737		32,887
Russia		5,547		5,638
Others(1)		18,624		16,778
	Rs.	76,727	Rs.	67,384

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2024		March 31, 2024
Cash on hand	Rs.	1	Rs.	1
Balances with banks		4,596		4,521
Term deposits with banks (original maturities less than 3 months)		316		2,585
Cash and cash equivalents	Rs.	4,913	Rs.	7,107
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	85	Rs.	87
Other restricted cash balances		141		213

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of June 30, 2024 and March 31, 2024 are as follows:

	As of June 30, 2024						As of March 31, 2024
	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	54,637	Rs.	3,354	Rs.	57,991	Rs.	37,943	Rs.	2,654	Rs.	40,597
In term deposits with banks		28,203		-		28,203		30,313		-		30,313
In bonds		974		-		974		974		-		974
In commercial paper		2,312		-		2,312		2,312		-		2,312
In equity securities		168		34		202		174		(38)		136
Others		31		-		31		31		-		31
	Rs.	86,325	Rs.	3,388	Rs.	89,713	Rs.	71,747	Rs.	2,616	Rs.	74,363
Non-current portion
In equity securities(1)	Rs.	2,700	Rs.	(2,542)	Rs.	158	Rs.	2,700	Rs.	(2,451)	Rs.	249
In limited liability partnership firms		797		(148)		649		797		(153)		644
Others		166		-		166		166		-		166
	Rs.	3,663	Rs.	(2,690)	Rs.	973	Rs.	3,663	Rs.	(2,604)	Rs.	1,059

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of June 30, 2024 and March 31, 2024, the Company has recognized an unrealized loss of Rs.2,542, and Rs.2,451, respectively, in other comprehensive income (“OCI”) for the fair value changes.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments (continued)

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and current portion of Others	Amortized cost
Investments in equity securities (Current portion)	Fair value through profit and loss
Investments in equity securities (Non-current portion)	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)
Investment in limited liability partnership firm and Non-current portion of Others	Fair value through profit and loss

6.	Trade and other receivables

	As of
	June 30, 2024		March 31, 2024
Current
Trade and other receivables, gross	Rs.	82,521	Rs.	81,749
Less: Allowance for credit losses		(1,433)		(1,451)
Trade and other receivables, net	Rs.	81,088	Rs.	80,298

Pursuant to certain arrangements with banks, the Company has periodically sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. During the three months ended June 30, 2024 and the year ended and March 31, 2024, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.2,046 and Rs.14,790, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	June 30, 2024		March 31, 2024
Raw materials	Rs.	19,720	Rs.	19,030
Work-in-progress		14,495		14,222
Finished goods (includes stock-in-trade)		29,232		25,249
Packing materials, stores and spares		5,121		5,051
	Rs.	68,568	Rs.	63,552

Details of inventories recognized in the interim income statement are as follows:

	For the three months ended June 30,
	2024		2023
Raw materials, consumables and changes in finished goods and work in progress	Rs.	20,516	Rs.	18,466
Inventory write-downs		1,307		910

During the three months ended June 30, 2024 and 2023, an amount of Rs.809 and Rs.676, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Property, plant and equipment

	As of and for the three months ended		As of and for the year ended
	June 30, 2024		March 31, 2024
Opening balance	Rs.	76,886	Rs.	66,462
Cost of assets acquired during the period		6,390		20,206
Net book value of assets disposed of during the period		(273)		(291)
Depreciation expense		(2,508)		(9,576)
Impairment loss(1)		(5)		(44)
Effect of changes in foreign exchange rates		(147)		129
Closing balance	Rs.	80,343	Rs.	76,886

(1)	Impairment loss pertains to the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)), as the recoverable amount continues to be lower than the carrying value. For further details, refer to Note 12 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of June 30, 2024 and March 31, 2024, the Company was committed to spend Rs.17,311 and Rs.18,177, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

9.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of June 30, 2024 and March 31, 2024:

	As of
	June 30, 2024		March 31, 2024
Opening balance, gross	Rs.	21,201	Rs.	21,193
Effect of changes in foreign exchange rates		(10)		8
Impairment loss(1)		(16,948)		(16,948)
Closing balance	Rs.	4,243	Rs.	4,253

(1)	The impairment loss of Rs.16,948 includes the following:

•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•	During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

•	During the year ended March 31, 2022, the Company recorded impairment loss of Rs.392 pertaining to the Shreveport CGU.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Other intangible assets

	As of and For the three months ended		As of and For the year ended
	June 30, 2024		March 31, 2024
Opening balance	Rs.	36,951	Rs.	30,849
Cost of assets acquired during the period(1)		1,487		11,162
Amortization expense		(1,302)		(5,265)
Impairment loss, net(2)		-		41
Effect of changes in foreign exchange rates		(5)		164
Closing balance	Rs.	37,131	Rs.	36,951

(1)	Additions during the three months ended June 30, 2024, primarily consists of consideration of Rs.751 (U.S.$9) paid as upfront consideration for the acquisition of exclusive rights in the United States and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

Additions during the year ended March 31, 2024, primarily consists of:

•	The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of Rs.7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

•	The acquisition of rights to commercialize toripalimab in India and eight other countries from Shanghai Junshi Biosciences Co., Limited for a consideration of Rs.824 (U.S.$10).

(2)	Impairment losses recorded for the year ended March 31, 2024

•	For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of Rs.226 with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the launches of these two products during the year.

As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the year ended March 31, 2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of Rs.191 and Rs.35, respectively. These impairment loss reversals pertain to the Company’s Global Generics segment.

•	Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of Rs.86 and Rs.99 forming part of the Company’s Global Generics and Others segment, respectively, for the year ended March 31, 2024.

Details of significant separately acquired intangible assets as of June 30, 2024 are as follows:

Particulars of the asset	Acquired from	Carrying value
Select portfolio of branded generics business	Wockhardt Limited	Rs.	11,638
Portfolio of generic prescription products	Mayne Pharma Group Limited		5,659
Cardiovascular brand Cidmus® in India	Novartis AG		4,339
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		2,930
Various ANDAs	Teva and an affiliate of Allergan		1,813
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,158

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Mexico and Ukraine which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	June 30, 2024		March 31, 2024
Pre-shipment credit	Rs.	13,972	Rs.	2,500
Working capital borrowings		9,193		10,223
	Rs.	23,165	Rs.	12,723

The interest rate profile of short-term borrowings from banks is given below:

As of
	June 30, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 253 bps to 276 bps	RUB	Key rate + 253 bps to 276 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	INR	3 Month T-bill + 10 bps	INR	3 Month T-bill + 10 bps
	BRL	CDI + 155 bps	-	-
	UAH	10.50%	-	-
	-	-	EUR	4.44%
Pre-shipment credit	INR	3 Month T-bill + 5 bps	INR	3 Month T-bill + 5 bps
	INR	1 Month T-bill + 60 bps	-	-
	INR	7.55%	-	-
	U.S.$	3 Month SOFR+ 47 bps	-	-
	U.S.$	6 Month SOFR+ 35 bps	-	-

(1)	“BRL” means Brazilian reals, “EUR” means Euros, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “UAH” means Ukrainian hryvnia.

(2)	“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2024				March 31, 2024
	Non-current		Current		Non-current		Current
Rupee term loan from bank to the APSL subsidiary(1)	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases		2,429		1,281		2,190		1,307
	Rs.	6,229	Rs.	1,281	Rs.	5,990	Rs.	1,307

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of June 30, 2024 and March 31, 2024 were as follows:

As of
	June 30, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.
(2)	“T-bill” means the Indian Treasury bill interest rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.50,753 and Rs.61,131 as of June 30, 2024 and March 31, 2024, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

12.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2024 and the year ended March 31, 2024:

	As of
	June 30, 2024				March 31, 2024
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,818,266	Rs.	834		166,527,876	Rs.	833
Add: Equity shares issued pursuant to employee stock option plans(1)	11,435		0	*	290,390		1
Closing number of equity shares/share capital	166,829,701	Rs.	834		166,818,266	Rs.	834
Treasury shares(2)	284,314	Rs.	972		289,791	Rs.	991

*	Rounded to the nearest million.

(1)	During the three months ended June 30, 2024 and the year ended March 31, 2024, equity shares of 11,435 and 290,390 respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814 or Rs.3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the three months ended June 30, 2024 and the year ended March 31, 2024, an aggregate of 5,477 and 81,353 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs.4,212, Rs.4,338 or Rs,5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

As of June 30, 2024 and March 31, 2024, the ESOS Trust had outstanding 284,314 and 289,791 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.972 and Rs.991, respectively.

Proposed dividend

At the Company’s Board of Directors’ meeting held on May 7, 2024, the Board proposed a dividend of Rs.40 per share and aggregating to Rs.6,673, which is subject to the approval of the Company’s shareholders.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Revenue from contracts with customers

	For the three months ended June 30,
	2024		2023
Sales	Rs.	75,396	Rs.	66,143
Service income		946		1,012
License fees		385		229
	Rs.	76,727	Rs.	67,384

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.4,649 and Rs.4,579 as of June 30, 2024 and March 31, 2024, respectively, have been included in provisions forming a part of current liabilities.

14.	Other income, net

Other income, net consists of the following:

	For the three months ended June 30,
	2024		2023
Gain on sale/disposal of non-current assets, net	Rs.	(17)	Rs.	(8)
Sale of spent chemicals		(111)		(101)
Scrap sales		(82)		(75)
Miscellaneous income, net(1)		(260)		(596)
	Rs.	(470)	Rs.	(780)

(1)	Miscellaneous income for the three months ended June 30, 2023 includes Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.	Finance income, net

Finance income, net consists of the following:

	For the three months ended June 30,
	2024		2023
Interest income	Rs.	744	Rs.	329
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		891		727
Foreign exchange gain/(loss), net		(200)		99
Finance income (A)	Rs.	1,435	Rs.	1,155
Interest expense		(598)		(371)
Finance expense (B)	Rs.	(598)	Rs.	(371)
Finance income, net [(A)+(B)]	Rs.	837	Rs.	784

16.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the three months ended June 30,
	2024		2023
Effective tax rate		26.05%		24.04%
Tax expense	Rs.	4,901	Rs.	4,438
Tax expense recognized directly in the OCI		6		210

The Company’s effective tax rate for the three months ended June 30, 2023 was lower primarily on account of the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland.

Tax expense/(benefit) recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2024 and 2023:

Depreciation	For the three months ended June 30,
	2024		2023
Cost of revenues	Rs.	1,692	Rs.	1,608
Selling, general and administrative expenses		513		428
Research and development expenses		303		246
	Rs.	2,508	Rs.	2,282

Amortization	For the three months ended June 30,
	2024		2023
Cost of revenues	Rs.-		Rs.-
Selling, general and administrative expenses		1,291		1,280
Research and development expenses		11		7
	Rs.	1,302	Rs.	1,287

Employee benefits	For the three months ended June 30,
	2024		2023
Cost of revenues	Rs.	3,855	Rs.	4,079
Selling, general and administrative expenses		8,614		6,445
Research and development expenses		1,667		1,374
	Rs.	14,136	Rs.	11,898

18.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability recorded by the parent company towards this obligation was Rs.393 and Rs.340 as of June 30, 2024 and March 31, 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,113 and Rs.1,205 as of June 30, 2024 and March 31, 2024, respectively.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Share-based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2024 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2007 Plan	54,462	Rs.6,350.00	3 years	5 years
DRL 2018 Plan	3,210	Rs.6,350.00	1 to 3 years	5 years
DRL 2018 Plan	137,160	Rs.6,350.00	3 years	5 years

The above grants were made on May 6, 2024.

The terms and conditions of the grants made during the three months ended June 30, 2023 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2007 Plan	78,780	Rs.4,907.00	3 years	5 years
DRL 2018 Plan	157,799	Rs.4,907.00	3 years	5 years
DRL 2018 Plan	2,044	Rs.4,907.00	1 to 4 years	5 years

The above grants were made on May 9, 2023.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (“option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 6, 2024		May 6, 2024		May 9, 2023		May 9, 2023
Expected volatility		24.65%		25.47%		26.95%		27.15%
Exercise price	Rs.	6,350.00	Rs.	6,350.00	Rs.	4,907.00	Rs.	4,907.00
Option life		4.5 Years		5.5 Years		5.0 Years		5.5 Years
Risk-free interest rate		7.18%		7.19%		7.01%		7.02%
Expected dividends		0.64%		0.64%		0.81%		0.81%
Grant date share price	Rs.	6,293.00	Rs.	6,293.00	Rs.	4,933.00	Rs.	4,933.00

Share-based payment expense

	For the three months ended June 30,
	2024		2023
Equity settled share-based payment expense(1)	Rs.	101	Rs.	108
Cash settled share-based payment expense(2)		133		106
	Rs.	234	Rs.	214

(1)	As of June 30, 2024 and 2023, there was Rs.730 and Rs.755, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.15 years and 2.23 years, respectively.

Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of June 30, 2024 and 2023, there was Rs.780 and Rs.661, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.12 years and 2.30 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which Key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services; and
•	Iosynth Labs Private Limited for research and development services.

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services and for dividend income received; and
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families. Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 18 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the three months ended
	June 30, 2024			June 30, 2023
Transactions with enterprises over which KMP have control or significant influence
Catering expenses paid	Rs.	104		Rs.	88
Civil works		97			-	*
Contributions towards social development		50			166
Research and development services received		49			31
Hotel expenses paid		17			8
Facility management services paid		11			10
Lease rentals paid		10			9
Salaries to relatives of key management personnel		4			5
Lease rentals received		-	*		-	*
Transactions with Joint Venture and Associates
Purchase of solar power		36			41
Sale of goods		4			-
Dividend income		-			443

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	June 30, 2024		March 31, 2024
DRES Energy Private Limited	Rs.	12	Rs.	-
Kunshan Rotam Reddy Pharmaceuticals Company Limited		4		49
Key management personnel and close members of their families		8		8

The Company had the following amounts due to related parties as of the following dates:

	As of
	June 30, 2024		March 31, 2024
DRES Energy Private Limited	Rs.	-	Rs.	14
Green Park Hospitality Services Private Limited		9		4
Indus Projects Private Limited		7		4
Stamlo Industries Limited		-		1
Other related parties		1		1

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2024		2023
Salaries and other benefits	Rs.	243	Rs.	211
Contributions to defined contribution plans		9		9
Commission to directors		105		104
Share-based payments expense		46		47
	Rs.	403	Rs.	371

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of June 30, 2024 and March 31, 2024 were as follows:

		As of June 30, 2024				As of March 31, 2024
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	4,913	Rs.	4,913	Rs.	7,107	Rs.	7,107
Other investments	Refer to Note 5		90,686		90,686		75,422		75,422
Trade and other receivables	Amortized cost		81,088		81,088		80,298		80,298
Derivative financial assets	FVTPL		423		423		169		169
Other assets(1)	Amortized cost		3,823		3,823		3,594		3,594
Total		Rs.	180,933	Rs.	180,933	Rs.	166,590	Rs.	166,590
Liabilities:
Trade and other payables	Amortized cost	Rs.	34,109	Rs.	34,109	Rs.	30,919	Rs.	30,919
Derivative financial liabilities	FVTPL		332		332		468		468
Long-term borrowings	Amortized cost		7,510		7,510		7,297		7,297
Short-term borrowings	Amortized cost		23,165		23,165		12,723		12,723
Other liabilities and provisions(2)	See below discussion in this Note 21		31,896		31,896		30,575		30,575
Total		Rs.	97,012	Rs.	97,012	Rs.	81,982	Rs.	81,982

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.22,319 and Rs.20,598 as of June 30, 2024 and March 31, 2024, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain others) of Rs.14,015 and Rs.21,735 as of June 30, 2024 and March 31, 2024, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.31,702 and Rs.30,381 as of June 30, 2024 and March 31, 2024, respectively, and contingent consideration measured at FVTPL of Rs.194 and Rs.194 as of June 30, 2024 and March 31, 2024, respectively.

For trade receivables, trade payables, other assets and payables maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	57,991	Rs.	-	Rs.	-	Rs.	57,991
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		649		649
FVTPL - Financial asset - Investments in equity securities		202		-		1		203
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		157		-		-		157
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		91		-		91

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	40,597	Rs.	-	Rs.	-	Rs.	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		644		644
FVTPL - Financial asset - Investments in equity securities		135		-		1		136
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		249		-		-		249
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(299)		-		(299)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives which are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.
(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of June 30, 2024 and March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Financial instruments (continued)

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the three months ended June 30,
	2024		2023
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(57)	Rs.	37
Net gain recognized in OCI in respect of hedges of highly probable forecast transactions. (Net of amounts reclassified from OCI and recognized as component of revenue)		7		912
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(43)		175

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.84 as of June 30, 2024, as compared to a loss of Rs.91 as of March 31, 2024.

22.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Product and patent related matters (continued)

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to October 29, 2024 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On November 1, 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were “similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats.” See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs .. On April 1, 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

Individual federal court personal injury lawsuits, as well as various class actions, were transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 (“MDL-2924”). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 3,600 lawsuits in MDL-2924. Approximately 3,000 of those cases have been filed since the MDL-2924 Court’s Daubert ruling which triggered a deadline for filings by claimants in the census registry who agreed to file their lawsuits in federal court. The census registry established in MDL-2924 included tens of thousands of claimants who did not file complaints but preserved claims against the many pharmaceutical manufacturer, distributor and retailer defendants in MDL-2924. In August of 2022, the defendants exited all registry plaintiffs alleging non-designated cancers (i.e. types of cancers that are not being pursued by plaintiffs’ leadership in the MDL-2924) and all registry plaintiffs alleging designated cancers who did not commit to filing a complaint in federal court. As a result, state court filings commenced. MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice. On November 7, 2022, that dismissal was affirmed by the U.S. Court of Appeals for the Eleventh Circuit.

On December 31, 2020, the MDL-2924 Court ruled on multiple motions to dismiss in MDL-2924 and granted the generic manufacturers’ (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on March 24, 2021. On July 8, 2021, the Court dismissed all claims, including the proposed nationwide consumer class action and proposed nationwide class action for medical monitoring, against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL-2924 Court’s dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in at least five rounds of appeals. Motions to dismiss rounds two and three of plaintiffs’ appeals were filed, but no merits briefing or oral argument occurred. In addition, rounds two and three of plaintiffs’ appeals were stayed in light of three separate bankruptcy proceedings involving co-defendants Par Pharmaceuticals (a subsidiary of Endo), Lannett Co. and Rite Aid.

While the generic manufacturer defendants were previously dismissed with prejudice from MDL-2924 on federal preemption grounds, the brand manufacturer defendants were not dismissed, and therefore continued to litigate. Following substantial briefing and argument, on December 6, 2022, the MDL-2924 Court entered an Omnibus Order on All Pending Daubert Motions and Defendants’ Summary Judgment Motion. In so doing, the Court granted brand defendants’ motions to exclude plaintiffs’ expert witnesses and entered summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL-2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify whether they plan to provide general causation expert reports as to any non-designated cancers. On July 14, 2023, the MDL-2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs’ failure to comply with prior Court Orders regarding the disclosure of experts. In addition, the MDL-2924 Court issued an order to show cause why summary judgment should not be entered for designated cancers as to all defendants and an order to show cause why summary judgment should not be entered against all plaintiffs for designated cancers, regardless of the date the case was filed. Briefing on the show cause orders took place in April and May of 2023. On May 15, 2023, the MDL-2924 Court issued an order entering summary judgment pursuant to rule 56(f), granting summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers filed before May 5, 2023. The MDL-2924 Court also issued a Third Order to Show Cause pertaining to the economic class action complaint, and dismissed all economic loss class action cases on July 26, 2023 for lack of standing. Since the MDL-2924 Court’s Daubert decision, more than a thousand plaintiffs have filed Notices of Appeal. The MDL-2924 Court issued an indicative ruling, finding that, if the United States Court of Appeals for the 11th Circuit (the “11th Circuit”) returns jurisdiction to the MDL-2924 District Court, it would grant summary judgment in favor of the generic defendants based on Daubert as to the designated cancers. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL-2924 Court, and the plaintiffs opposed. On September 8, 2023, the 11th Circuit severed the bankrupt defendant Par Pharmaceuticals and remanded all appeals of cases naming brands and generics (“mixed-use cases”) in the second, third, and fourth round of appeals back to the MDL-2924 Court. On September 26, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all defendants (excluding severed bankrupt defendant Par Pharmaceuticals) as to all designated cancer cases. The Court ordered further briefing regarding entry of final judgment in non-designated cancer cases that were on appeal but now have been remanded.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

On November 14, 2023, the MDL-2924 Court entered Rule 58 judgment in favor of all non-brand defendants (except for bankrupt defendant Par Pharmacueticals), in non-designated cancer cases that had been appealed and remanded following the indicative ruling. The 11th Circuit consolidated another set of appeals, representing a fifth round, under lead plaintiff Townsend. So far, the fifth round involves mostly brand-only cases along with a limited number of mixed-use cases.

The defendants have not yet moved to remand the mixed-use case appeals of lead plaintiff Townsend. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL-2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on April 16, 2021. The defendants’ motions to dismiss, including the Company’s federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. Trial has been scheduled on or after September 15, 2025, however the parties filed a joint motion, not yet adjudicated, to continue scheduling order deadlines, including the September 15, 2025 trial date. In November 2020, the City of Baltimore filed a similar action against the Company’s U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserted public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to MDL-2924 and subsequently was remanded to the Circuit Court of Maryland. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company’s federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants filed demurrers (motions to dismiss) in the case, and on May 7, 2021 the Court granted the generic manufacturer defendants’ demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is completed. Oral argument took place on March 1, 2023.

On March 9, 2023, the appellate court affirmed dismissal of the generic manufacturer defendants. The plaintiff sought appellate review from the California Supreme Court. On June 21, 2023, the Supreme Court of California denied plaintiff’s petition for review and plaintiff’s request for depublication of the appellate court’s decision.

As mentioned, a large number of claimants were exited from the MDL-2924 census registry by the defendants. As a result, more than 360 plaintiffs have filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they allege, among other things, failure to warn, design defect and negligence. More state court filings could follow. The California cases were filed in Alameda County and will be transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) (which has been pending for years with respect to the brand defendants). A Master Complaint was filed in the JCCP on September 29, 2023. It does not name generics. Approximately 213 Short Form Complaints were filed in December 2023. An omnibus preemption demurrer was filed on February 23, 2024, and on April 23, 2024 the JCCP Court sustained the demurrer of the generic defendants with leave to amend. On April 29, 2024, plaintiffs filed the First Amended Master Complaint, asserting the following claims against the generic defendants: (1) Strict Products Liability – Manufacturing Defect; (2) Strict Products Liability – Design Defect; and (3) General Negligence, which is further broken down into four purported sub-groups of negligence claims: (1) Negligent Storage and Transport; (2) Negligent Expiration Dates; (3) Negligent Product Container; and (4) Negligent Failure to Warn Through FDA. On May 10, 2024, the generic defendants filed a demurrer to the First Amended Master Complaint arguing that all of plaintiffs’ claims are subject to dismissal on preemption and other grounds. On June 26, 2024, the Court issued its ruling on the second preemption demurrer. The Court overruled the demurrer with respect to the storage and transportation claim and the failure to warn the FDA through adverse event reporting claim. The Court sustained the demurrer without leave to amend with respect to the expiration date claim (plaintiffs have sought reconsideration of that issue). The Court sustained the demurrer with leave to amend as to the strict liability manufacturing defect, strict liability design defect related to crystal morphology, and negligence regarding product containers claims. Plaintiffs filed a Second Amended Master Complaint on July 2, 2024.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

The generic defendants filed another preemption demurrer on July 18, 2024, which is currently scheduled to be heard on August 18, 2024. In the meantime, discovery is underway in four “waves” of trial pick cases in the JCCP. The Company is named in 20 of the 350 randomly-selected wave cases. The Illinois cases have been filed in Madison, St. Clair, and Cook Counties and have been consolidated for pretrial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated state court proceedings granted the generics’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption.

The Pennsylvania cases were filed in Philadelphia County and consolidated in the Philadelphia Complex Litigation Center. The Philadelphia Court granted the generic defendants’ motion to dismiss based on preemption as to all claims in the Generic Long Form Complaint asserted under Pennsylvania law for design defect and failure to warn. In January 2024, five Short Form Complaints naming the Company were filed, however the Company was voluntarily dismissed from all five cases. The New York cases were filed in New York and Suffolk Counties, and consolidated in New York County, but were voluntarily dismissed as to the generic defendants on July 21, 2023. The New Jersey cases were filed in Middlesex County, but were voluntarily dismissed as to the generic defendants on March 23, 2023.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, Plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the Plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the Plaintiffs served and filed a Supplementary Motion Record for Certification. The certification motion previously set by the court for five days in the week of April 28, 2025 has been rescheduled to the week of June 9, 2025. The revised deadline for the Company’s responding evidence to the certification motion had been agreed upon between the parties to be August 2, 2024, which revised deadline is now before the court for its endorsement.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Contingencies (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to make presentations to the SEC and the DOJ in relation to the ongoing investigation and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions which can lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

23.	Key Business Developments

Agreement with Nestlé India

On April 25, 2024, the Company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on March 14, 2024. Subsequently, the Nutraceuticals subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on June 13, 2024.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended September 30, 2024, upon infusion of funds and completion of other closing conditions.

As per terms agreed, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement. As per agreed terms, the Company and Nestlé India will transfer license of its nutraceuticals brands to Nutraceuticals subsidiary.

Further, Nestlé India will have a call option to increase their shareholding up to 60% in the Nutraceuticals subsidiary after six years from subscription date for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

Agreement with Haleon

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s Ex-US global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The proposed acquisition will be inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

Completion of this transaction is subject to satisfying closing conditions, including the completion of certain reorganization by Haleon Group, and obtaining foreign direct investment approval in Sweden and merger control approvals in Brazil, Saudi Arabia and the United Arab Emirates. The transaction is expected to close during the early part of the quarter ended December 31, 2024.

Upon completion of closing conditions, the Company will acquire this NRT Business by purchasing the shares of Northstar Switzerland SARL (a Haleon Group Company) for a total consideration of up to GBP 500 (approximately Rs. 52,739), consisting of an upfront cash payment GBP 458 (approximately Rs. 48,309) and performance-based contingent payments of up to GBP 42 (approximately Rs. 4,430), based on attainment of agreed-upon sales targets in calendar year 2024 and 2025, and meeting other parameters.

These NRT Business will transition gradually into the Company in a phased approach between April 2025 and February 2026. During the transition period, Haleon Group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of the conflicts in the middle east, and duration of the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the three months ended June 30, 2024, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

25.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
July 2023	API Srikakulam plant (Unit 6), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection and the Company is awaiting the EIR.
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations on November 2, 2023 and the Company is awaiting the EIR.
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 7, 2024 and the Company is awaiting the EIR.
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024 and the Company is awaiting the EIR.

26.	Subsequent events

Please refer to Notes 22 and 25 of these interim financial statements for the details of subsequent events relating to contingencies and the regulatory inspection of facilities, respectively.

Split of Equity shares

The Board of Directors of the Company at their meeting held on July 27, 2024, have approved the sub-division/split of each equity share of face value of Rs.5/- (Rupees five only) each, fully paid-up, into Five equity shares having face value of Rs.1/- (Rupees one only) each, fully paid-up, by alteration of the Capital Clause of the Memorandum of Association of the Company. Each American Depositary Share (ADS) of the Company would continue to represent one underlying equity share as at present and therefore, the number of ADSs held by an American Depositary Receipt (ADR) holder would consequently increase in proportion to the increase in number of equity shares. The sub-division/split will be subject to approval of the shareholders of the Company through postal ballot process. The record date for the said sub-division/split will be intimated in due course.

Pending approval of the shareholders, the basic and diluted EPS disclosed above have not been adjusted to give effect to such split in accordance with requirements under IAS 33, “Earnings per share”

35

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024 which is on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended June 30, 2024 compared to the three months ended June 30, 2023

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2024			2023
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	76,727	100.0%	Rs.	67,384	100.0%	14%
Gross profit		46,344	60.4%		39,553	58.7%	17%
Selling, general and administrative expenses		22,691	29.6%		17,702	26.3%	28%
Research and development expenses		6,193	8.1%		4,984	7.4%	24%
Impairment of non-current assets		5	0.0%		11	0.0%	(55%)
Other income, net		(470)	(0.6%)		(780)	(1.2%)	(40%)
Results from operating activities		17,925	23.4%		17,636	26.2%	2%
Finance income, net		837	1.1%		784	1.2%	7%
Share of profit of equity accounted investees, net of tax		59	0.1%		43	0.1%	37%
Profit before tax		18,821	24.5%		18,463	27.4%	2%
Tax expense, net		4,901	6.4%		4,438	6.6%	10%
Profit for the period	Rs.	13,920	18.1%	Rs.	14,025	20.8%	(1%)

Revenues

Our overall consolidated revenues were Rs.76,727 million for the three months ended June 30, 2024, an increase of 13.9% as compared to Rs.67,384 million for the three months ended June 30, 2023.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2024			2023
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	68,858	90%	Rs.	60,083	89%	15%
Pharmaceutical Services and Active Ingredients		7,657	10%		6,709	10%	14%
Others		212	0%		592	1%	(64%)
Total	Rs.	76,727	100%	Rs.	67,384	100%	14%

36

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.68,858 million for the three months ended June 30, 2024, an increase of 15% as compared to Rs.60,083 million for the three months ended June 30, 2023. The increase in revenues was from all of the four business geographies of this segment: North America (the United States and Canada), India, Europe and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, which primarily consists of Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar).

The foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 16% resulting from a net increase in the sales volumes of certain of our existing products in this segment;
•	an increase of approximately 3% resulting from additional revenues from new products launched between July 1, 2023 and June 30, 2024;
•	an increase of approximately 2% resulting from acquisitions during the period; and
•	the foregoing was partially offset by a decrease of approximately 6% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.38,462 million for the three months ended June 30, 2024, an increase of 20% as compared to Rs. 31,978 million for the three months ended June 30, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 19% in the three months ended June 30, 2024 as compared to the three months ended June 30, 2023.

This increase in revenues was largely attributable to an increase in sales volumes of certain of our existing products, which was partially offset by price erosion in certain of our existing products.

During the three months ended June 30, 2024, we launched three new products in the United States.

During the three months ended June 30, 2024, we made one new ANDA filing with the U.S. FDA. As of June 30, 2024, we had 80 filings pending approval with the U.S. FDA, which includes 75 ANDAs and five NDAs filed under section 505(b)(2). Out of these filings, 47 are Paragraph IV filings and we believe we are the first to file with respect to 23 of these filings.

Europe: Our Global Generics segment’s revenues from our Europe markets (which is primarily comprised of Germany, the United Kingdom, Italy, Spain and France) were Rs.5,265 million for the three months ended June 30, 2024, an increase of 4% as compared to Rs.5,071 million for the three months ended June 30, 2023. This increase was primarily on account of an increase in sales volumes of certain of our existing products and additional revenues from new products launched between July 1, 2023 and June 30, 2024, both of which were partially offset by a decrease in prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2024 were Rs.13,252 million, an increase of 15% as compared to Rs. 11,482 million for the three months ended June 30, 2023. The increase was primarily attributable to the additional revenues from distribution of the vaccines portfolio in-licensed from Sanofi India during the three months ended June 30, 2024, additional revenues from new products launched between July 1, 2023 and June 30, 2024 and an increase in prices of certain of our existing products. During the three months ended June 30, 2024, we launched 13 new brands in India, in addition to distributing Sanofi India’s vaccine portfolio.

According to IQVIA in its report for the three months ended June 30, 2024, our secondary sales in India increased by 8.4% during such period, as compared to the India pharmaceutical market’s increase of 8.7%.

37

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, which primarily consists of Brazil, South Africa, China, Vietnam, Colombia, Australia and Myanmar) for the three months ended June 30, 2024 were Rs.11,878 million, an increase of 3% as compared to Rs.11,552 million for the three months ended June 30, 2023.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2024 were Rs.5,547 million, a decrease of 2% as compared to Rs.5,638 million for the three months ended June 30, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 12%. The increase in revenues was primarily on account of an increase in sales volumes and prices of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2024 were 53% of our total revenues from Russia.

According to IQVIA, as per its report for the two months ended May 31, 2024, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the two months ended May 31, 2024
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	14.2%	(3.3%)	18.1%	3.3%
Over-the-counter (OTC)	16.1%	(8.2%)	13.8%	(2.7%)
Total (Rx + OTC)	15.2%	(6.5%)	16.0%	(0.9%)

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,917 million for the three months ended June 30, 2024, a decrease of 2% as compared to Rs.1,955 million for the three months ended June 30, 2023. This increase was largely attributable to an increase in sales prices of certain of our existing products, which was partially offset by a decrease in sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,414 million for the three months ended June 30, 2024, an increase of 11% as compared to Rs.3,959 million for the three months ended June 30, 2023. This increase was largely attributable to an increase in the sales volumes of certain of our existing products and additional revenues from new products launched between July 1, 2023 and June 30, 2024, both of which were partially offset by a decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2024 were Rs.7,657 million, an increase of 14% as compared to Rs. 6,709 million for the three months ended June 30, 2023. This increase was largely attributable to an increase in sales volumes of certain of our existing products and additional revenues from new products launched between July 1, 2023 and June 30, 2024.

During the three months ended June 30, 2024, one U.S. Drug Master Files (“DMFs”) was filed.

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Gross Profit

Our total gross profit was Rs.46,344 million for the three months ended June 30, 2024, representing 58.7% of our revenues for that period, as compared to Rs.39,553 million for the three months ended June 30, 2023, representing 49.9% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2024			2023
	Gross Profit (Rs. in millions)		% of Segment Revenue	Gross Profit (Rs. in millions)		% of Segment Revenue
Global Generics	Rs.	44,518	64.7%	Rs.	38,387	63.9%
Pharmaceutical Services and Active Ingredients (“PSAI”)		1,768	23.1%		1,009	15.0%
Others		58	27.6%		157	26.6%
Total	Rs.	46,344	60.4%	Rs.	39,553	58.7%

The gross profit from our Global Generics segment increased to 64.7% of this segment’s revenues for the three months ended June 30, 2024 from 63.9% for the three months ended June 30, 2023. The increase was mainly on account of favorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins) and higher manufacturing costs leverage, all of which was partially offset by sales of certain new products with lower gross margins and by price erosion in certain of our products, primarily in the United States, Europe and “Rest of the World” markets.

The gross profits from our PSAI segment increased to 23.1% of this segment’s revenues for the three months ended June 30, 2024 from 15.0% for the three months ended June 30, 2023. This increase was primarily on account of lower inventory overheads and higher manufacturing costs leverage, which was partially offset by adverse changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.22,691 million for the three months ended June 30, 2024, an increase of 28% as compared to Rs.17,702 million for the three months ended June 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 12% increase due to higher manpower expenses, primarily on account of annual raises and an increase in personnel;
•	a 5% increase due to higher selling and marketing expenses;
•	a 4% increase due to higher legal and professional expenses;
•	a 4% increase due to higher freight expenses; and
•	a 3% increase due to increased depreciation and higher spending on travel and other expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.6% for the three months ended June 30, 2024 from 26.3% for the three months ended June 30, 2023.

Research and development expenses

Our research and development expenses were Rs.6,193 million for the three months ended June 30, 2024, an increase of 24% as compared to Rs.4,984 million for the three months ended June 30, 2023. This increase was largely on account of higher developmental expenditures on certain projects in our biosimilars business, our Global Generics segment, our novel oncology assets and our PSAI segment.

As a proportion of our total revenues, our research and development expenses increased to 8.1% for the three months ended June 30, 2024, as compared to 7.4% for the three months ended June 30, 2023.

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Other income, net

Our net other income was Rs.470 million for the three months ended June 30, 2024, as compared to net other income of Rs.780 million for the three months ended June 30, 2023. The other income during the three months ended June 30, 2023, included recognition of income of Rs.540 million from a settlement agreement with Janseen Group, in settlement of the claim which we brought in the Federal court of Canada for damages under Section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to our ANDS for a generic version of Zytiga® (Abiraterone).

Finance income, net

Our net finance income was Rs.837 million for the three months ended June 30, 2024, as compared to net finance income of Rs.784 million for the three months ended June 30, 2023.

This increase in net finance income was largely attributable to the following:

•	an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.891 million for the three months ended June 30, 2024, as compared to Rs.727 million for the three months ended June 30, 2023;
•	an increase in net interest income to Rs.146 million for the three months ended June 30, 2024, as compared to net interest expense of Rs.42 million for the three months ended June 30, 2023; and
•	a decrease of net foreign exchange loss of Rs.200 million for the three months ended June 30, 2024, as compared to net foreign exchange gain of Rs.99 million for the three months ended June 30, 2023.

Profit before tax

As a result of the above, our profit before tax was Rs.18,821 million for the three months ended June 30, 2024, as compared to Rs.18,463 million for the three months ended June 30, 2023.

Tax expense

Our consolidated tax rate was 26.04% for the three months ended June 30, 2024, as compared to 24.04% for the three months ended June 30, 2023.

Our tax expense was Rs.4,901 million for the three months ended June 30, 2024, as compared to Rs.4,438 million for the three months ended June 30, 2023.

The Company’s effective tax rate for the three months ended June 30, 2024 was higher primarily on account of the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland during the three months ended June 30, 2023.

Profit for the period

As a result of the above, our net profit was Rs.13,920 million for the three months ended June 30, 2024, representing 18.1% of our total revenues for such period, as compared to Rs.14,025 million for the three months ended June 30, 2023, representing 20.8% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of June 30, 2024:

	Amount (Rs. in millions)	Currency(1)	Interest Rate(2)
Pre-shipment credit	13,972	INR	3 Month T-bill + 5 bps
		INR	1 Month T-bill + 60 bps
		INR	7.55%
		U.S.$	3 Month SOFR+ 47 bps
		U.S.$	6 Month SOFR+ 35 bps
Other working capital borrowings	9,193	RUB	Key rate + 253 bps to 276 bps
		MXN	TIIE + 1.35%
		INR	3 Month T-bill + 10 bps
		BRL	CDI + 155 bps
		UAH	10.50%
Rupee term loan from bank	3,800	INR	3 Months T-bill + 84bps

(1)	“BRL” means Brazilian reals, “EUR” means Euros, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “UAH” means Ukrainian hryvnia.

(2)	“CDI” means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2024		2023
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	8,496	Rs.	11,250
Investing activities		(20,248)		(8,236)
Financing activities		9,541		(1,476)
Net increase/(decrease) in cash and cash equivalents	Rs.	(2,211)	Rs.	1,538

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.50,753 million available in credit under revolving credit facilities with banks as of June 30, 2024.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.8,496 million and Rs.11,250 million for the three months ended June 30, 2024 and 2023, respectively.

The decrease in net cash inflow of Rs.2,754 million was primarily due to an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of June 30, 2024 and March 31, 2024 were 95 days and 103 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.20,248 million and Rs.8,236 million for the three months ended June 30, 2024 and 2023, respectively. The increase in net cash outflows was primarily on account of the following:

•	net purchases of other investments of Rs.14,470 million for the three months ended June 30, 2024, as compared to Rs.3,555 million for the three months ended June 30, 2023.

The foregoing was partially offset by the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.6,224 million for the three months ended June 30, 2024, as compared to Rs.12,152 million for the three months ended June 30, 2023.

Cash Flows from Financing Activities

Our financing activities resulted in net cash inflows of Rs.9,541 million for the three months ended June 30, 2024, as compared to net cash outflows of Rs.1,476 million for the three months ended June 30, 2023. The increase in net cash inflows were primarily on account of the following:

•	proceeds from short-term borrowings of Rs.10,566 million for the three months ended June 30, 2024, as compared to repayment of short-term borrowings of Rs.679 million for the three months ended June 30, 2023.

The foregoing was partially offset by the following:

•	interest payments of Rs.744 million for the three months ended June 30, 2024, as compared to interest payments of Rs.564 million for the three months ended June 30, 2023; and

•	payments of the principal portion of lease liabilities of Rs.300 million for the three months ended June 30, 2024, as compared to payments of the principal portion of lease liabilities of Rs.312 million for the three months ended June 30, 2023.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: July 27, 2024	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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